Exhibit 99.1

Materialise Announces Results of 2022 Annual General Shareholders’ Meeting

Leuven, Belgium – June 10, 2022—Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its Annual General Shareholders’ Meeting held on Tuesday, June 7, 2022 at 10.00am (CET).

At the Annual General Shareholders’ Meeting, the shareholders approved all resolutions, including the Belgian GAAP statutory annual accounts for the fiscal year 2021.

The shareholders also elected the following directors to serve until the next Annual General Shareholders’ Meeting:

Mr. Wilfried Vancraen
Mr. Peter Leys
A TRE C CVOA, represented by Mr. Johan De Lille
Mrs. Hilde Ingelaere
Mr. Jurgen Ingels
Mr. Jos Vander Sloten
Mrs. Godelieve Verplancke
Mr. Bart Luyten
Mr. Volker Hammes
Mr. Sander Vancraen

About Materialise

Materialise incorporates three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world.

For additional information, please visit: www.materialise.com

Kristof Sehmke

Materialise

kristof.sehmke@materialise.be